[redacted]

11015031

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 18 2011
WASH. D.C.
211

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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8-34448

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2009 AND ENDING 09/30/2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial West Investment Group, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Financial West Group 4510 E Thousand Oaks Blvd.
(No. and Street)

Westlake Village (City) CA (State) 91362 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lederman, Zeidler, Gray & Co., LLP
(Name – *if individual, state last, first, middle name*)

9107 Wilshire Blvd. #260 (Address) Beverly Hills (City) CA (State) 90210 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Todd Melillo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial West Group, as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEVEN EVERETT HOPPEL
Commission # 1818073
Notary Public - California
Ventura County
My Comm. Expires Oct 18, 2012

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

✓ other - legal opinion letter requested

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial West Group

FWG

4510 E Thousand Oaks Blvd.
Westlake Village, CA 91362
Member, NASD/SIPC/MSRB
805 497-9222 FAX 805 495-9935

January 10, 2011

FINRA District 2
300 South Grand Ave. #1600
Los Angeles, CA 90071-3126

Attention: Laura Hart, Principal Regulatory Coordinator

Dear Ms. Hart,
Per our discussion with your office you requested that we provide a legal opinion letter regarding the Flier case. This letter was prepared by our attorney Ed Zusman for our independent auditor, Lederman, Zeidler, Gray & Co. LLP, as part of our annual fiscal year end financial audit.

Enclosed please find your letter to us dated January 3, 2011 along with a copy of the legal opinion letter referenced above.

Sincerely,

Alex F

Alexandra Franks, CFO
Financial West Group

cc SEC Los Angeles Regional Office
SEC Headquarters, Washington DC

FINRA

Financial Industry Regulatory Authority

Via U.S. Mail and Certified Mail #7006-3450-0003-7792-1804

January 3, 2010

Thomas Krueger
Chief Compliance Officer
Financial West Investment Group, Inc.
4510 E. Thousand Oaks Blvd.
Westlake Village, CA 91362

RE: Annual Audit of Financial West Investment Group, Inc., CRD #16668

Dear Mr. Krueger:

This acknowledges receipt of your [year end date] annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Act (SEA) Rule 17a-5(d) (the Rule). The report as submitted appears deficient with regards to the following issue:

1. With regards to the Flier, et al. v. Financial West Group arbitration, the audit states that that the Company's legal counsel has indicated that the Company has meaningful legal and factual defenses to the claim; however, no legal opinion from counsel has been obtained. Should the firm lose this arbitration, the results would materially impact the firm's net capital. Therefore, a legal opinion needs to be provided or the firm should record the lawsuit as a contingent liability.

   Please refer to the following SEC interpretation for net capital requirements for brokers or dealers SEA Rule 15c3-1, SEC Staff of DMR to NASD, September 1988:

   "A broker/dealer that is the subject of a lawsuit that could have a material impact on its net capital must obtain an opinion of counsel regarding the potential effect of such a suit on the firm's financial condition. Absent such an opinion, the item must be considered, at a minimum, a contingent liability and included in the calculation of aggregate indebtedness."

Based on the above, your filing does not comply with the requirements of the Rule. To that end, we urge you to review the Rule with your independent accountant as soon as possible.

Pursuant to the provisions of FINRA Rule 8210, we request that you send one copy of each item (s) listed above to this office and to the appropriate SEC Regional District Office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

300 South Grand Avenue
Suite 1600
Los Angeles, CA
90071-3126

t 213 229 2300
f 213 617 3299
www.finra.org

Please respond to this matter by Monday, January 17, 2010. Questions may be addressed to me at (213) 613-2625 or Fernando Paiz, Exam Manager at (213) 613-2660.

Sincerely,

Laura J. Hartt
Principal Regulatory Coordinator

Enclosure: Form X-17A-5 Part III Facing Page

cc: Chief Regulatory Coordinator, Securities and Exchange Commission
Lederman, Ziedler, Gray & Co., LLP, Certified Public Accountant

MARKUN
ZUSMAN
COMPTON LLP

PL 11/19/10

Attorneys at Law
Los Angeles . San Francisco

November 18, 2010

VIA EMAIL
Gene C. Valentine
FINANCIAL WEST INVESTMENT GROUP, INC.
4510 E. Thousand Oaks Boulevard
Westlake Village, CA 91362

Re: Status of Litigation and Arbitration Matters

Dear Mr. Valentine:

We are writing this letter at your request to inform you and FWG's auditors of the status of the litigation and arbitration matters in which FWG is a party as of the present. There is one claim that is pending before FINRA brought by Denis and Carol Flier and Nicole Flier that relates to USA Capital matters that were reported previously. As discussed in detail below and in prior correspondence, estimating any loss potential of the remaining claims by the Fliers is difficult because FWG does not have access to comprehensive information regarding the investments, primarily because they were sold by a registered representative outside of his role at FWG. Therefore, the alleged losses we have estimated are only approximations and are likely significantly overstated. Also, as discussed in detail below, we think that FWG has a strong argument that these alleged losses were a result of the outside business activities of a broker for which FWG should not be held responsible.

You have also asked us to provide this information to FWG's auditors. With that in mind, we have described FWG's intention to defend the remaining action, which is set for hearing in January 2011, the relative lack of merit, the value of the claim based on our experience, and other pertinent information where appropriate. The information below contains facts known to us at the time this letter was prepared and estimates and analysis based on those facts and our experience. Moreover, wherever settlements are discussed FWG is not a party to those settlements except as a released party and FWG has not made and is not obligated to make any settlement payments.

A. <u>Overview of *Flier* Claim</u>

USA Capital offered three investment programs: 1) the First Trust Deed Fund ("FTDF"); 2) the Diversified Trust Deed Fund ("DTDF"); and 3) Direct or Individual Loans. The Fliers only invested in the Individual Loans. *Flier, et al. v. FWG, et al.*, FINRA Case No. 07-02708 was a matter brought on behalf of 25 Claimants (or Claimant families). The remaining Claimants, the Fliers, are alleging damages in excess of $2.5 million, but review of the

GG 11/19/10

documents indicate that the loss is much lower. Our calculations show the Fliers' total out-of-pocket losses between $200,000 and $250,000. Mr. Flier was an experienced investor with a high net worth. Mr. Flier's relationship with Berkowitz and USA Capital predates Berkowitz's association with FWG by several years. He invested in USA Capital for many years prior to the bankruptcy, and earned interest and return of principal, which he reinvested with USA Capital, during that time period. The returns that Mr. Flier received on his investments appear to be the major discrepancy between Claimants' damages analysis and that of FWG.

Damages calculations are difficult due to lack of access to the documents and information about payment post-bankruptcy. The Individual Loans were not sold through or by FWG, and FWG will assert this as a defense, as explained below. Only a limited number of loans have made distributions in the bankruptcy. There are likely distributions and settlements for Individual Loans for which we have no record and Claimants received interest payments for many of their investments for which we only have an incomplete record. Based on the available defenses and our belief concerning how much money the Fliers made overall in their USA Capital investments, we do not believe FWG's exposure to liability is significant and we believe that the defenses are meritorious, as discussed below.

B. Overview of Defenses

FWG has numerous meritorious defenses to these claims, which we have developed to varying degrees depending on the documents and other evidence available to us. Our core defense will be that FWG should not be liable for investments that were not sold through FWG, which include all sales of the Individual Loans. The Fliers did have an account with FWG, with very little activity. This presents a higher risk than the cases where the Claimants had no contact with FWG. Nevertheless, the Fliers are subject to the same legal standard as the situation where the Claimant had no contact with FWG in connection with the investments that were sold away. The age, net worth and investment experience of the Claimants will also be factors in determining the suitability of the USA Capital investments for the individual Claimants, as well as the degree to which we are able to establish that it was the market that caused the USA Capital investments to fail rather than any act or omission of any person or entity.

1. Selling Away

FWG will argue that Berkowitz was not working for or through FWG when selling unapproved USA Capital investments and this is supported by well-established law. FWG cannot be held responsible, we contend, for any losses in investments that Berkowitz sold in his individual capacity and did not have a duty to supervise his outside activities. Courts consider many factors in determining whether the registered representative sold the investments away from the broker-dealer. These include:

- The Claimants did not rely on Berkowitz's association with FWG when purchasing the Individual Loans or the DTDF.

Rb 11/19/10

- Berkowitz did not have access to this market through his association with FWG and made these sales in his individual capacity and not as a registered representative of FWG.
- Claimants had no correspondence, no account statements, no record of payments and no contact whatsoever with FWG regarding these investments.
- FWG did not approve, did not offer for sale, did not receive compensation or any commissions, have knowledge of, or have any record whatsoever of these investments.

These rules have a legal basis in the statutory and regulatory scheme governing the securities industry, and a root in common sense. It is unreasonable for a broker-dealer firm to be saddled with unlimited responsibility for the conduct of its agents acting contrary to their instructions and industry rules. So, if it is found that a registered representative was acting contrary to his firm's and the industry's rules, and the firm had a reasonable system of supervision in place, a firm should not be responsible for the registered representative's conduct.

2. Other Defenses

The Fliers face numerous other hurdles in proving their claims. They have to show that there were misrepresentations made to them regarding the investments. The risks are comprehensively disclosed in the loan documents. The Individual Loan documents look like typical loans – the property, borrower and lender are all identified clearly. And, the documents do not mentioned any securities brokerage at all. Further, the unsuitability of the investments for each Claimant will have to be proven and will depend on their net worth and their investment experience and goals. The Fliers are experienced investors with a net worth over $5 million at the time of the investments. The extent to which we can support an argument that the market caused the USA Capital investments to fail rather than any act or omission of any person or entity will also weigh against finding FWG responsible. Finally, the Respondents will have their good faith as an affirmative defense. The supervision procedures and compliance manuals at FWG carefully outlined the duties and obligations of the registered representatives and FWG regularly performed industry standard audits. And as noted, FWG did not have knowledge or a record of the sale of the Individual Loans, as they were not sold through FWG.

C. <u>Excess Insurance Carrier</u>

We tendered the claims to the excess insurance carrier in 2008. The insurance carrier has not met its duty to defend and denied request for coverage. We evaluated the extent to which the carrier may be required to participate in defending or paying settlements on FWG's behalf, but it appears that the insurer has denied coverage on proper grounds.

FG 11/19/10

D. Evaluation of FWG's Risks

We have carefully analyzed the defenses that FWG has in this matter based on the information currently available to us, and although there are several wild card components to any outcome, which we will address below, we feel that FWG's defenses have significant merit. Moreover, the settlements we have obtained represent "nuisance value" settlements, which are indicative of plaintiffs' counsels' views of the weakness of their cases and the relative strength of FWG's defenses. Mr. Flier was a client of FWG, but as discussed, FWG will assert that they were not required to supervise any outside business activities in which Mr. Berkowitz and Mr. Flier engaged. Further, the Fliers were experienced and wealthy and any claim of reliance on FWG or allegations of unsuitability will be viewed in this light. Also, the Fliers had a relationship with Berkowitz predating Berkowitz's association with FWG which will also diminish any alleged claims of reliance.

We have had personal experience with numerous cases arising from the selling away activity of registered representatives of independent contractor broker-dealers. In every matter in which the broker was either unavailable or cooperative with the broker-dealer firm – testifying that he or she misled the broker-dealer or did not disclose the off-book activity despite knowing that they were supposed to – the result was a judgment for the broker-dealer firm. In one matter, we obtained summary judgment for a broker-dealer firm that was in a similar situation to FWG in this case. And, as time has progressed, the law has been clarified and strengthened for broker-dealers, as courts recognize that requiring broker-dealers to supervise and be responsible for all of the outside activity of their registered representatives would create an unlimited and unwarranted liability for broker-dealer firms. Based on these factors and my experience, I am confident that barring unforeseen events, FWG has strong legal defenses and likely would prevail at hearing of these claims. FWG's management has given us instructions to vigorously defend these matters and only to settle for nuisance value.

If we were in court in this matter, therefore, we would feel extremely strongly about a defense verdict as judges are required to follow the law and appeals could follow from aberrant verdicts or judgments. In arbitration, however, the panel is not required to follow the law and can be swayed by sympathy or ill-defined notions of equity. That latitude makes the outcome more unpredictable. But, at the same time, very large arbitration awards are much less common than large verdicts, so even in an environment where there is less certainty as to outcome, there is also less likelihood that the arbitration panel will award a Claimant everything he or she seeks to recover.

There are other variables that implicate our evaluation of these claims. We have not conducted mock cross-examinations of FWG's supervisory personnel to determine precisely what their testimony would be regarding Berkowitz's outside business activities. We have discussed these matters with FWG's management and believe that their testimony will be supportive of a successful defense. Moreover, the supervisory documents we have seen are industry standard and strongly support FWG's defenses, but it is important that FWG's witnesses up and down the chain of supervision can stand up to cross-examination regarding both FWG's

706-6

11/19/10

system of supervision and what was actually done to supervise Berkowitz. Moreover, in hindsight, any system of supervision can be attacked by experts and we have yet to see the expert case Claimants intend to put on. Also, Berkowitz is as of yet unavailable for these hearings with his whereabouts unknown. If he shows up and testifies that FWG knew what he was doing and approved of it, that could change the risks of these matters.

This information has been provided solely for auditor's information in connection with his audit of the financial condition of the client and is not to be quoted in whole or in part or otherwise referred to in any financial statements of the client or related documents, nor is it to be filed with any governmental agency or other person, without our prior written consent. Notwithstanding such limitation, the response can properly be furnished to others in compliance with court process or when necessary in order to defend the auditor against a challenge of the audit by the client or a regulatory agency, provided that we are given written notice of the circumstances at least twenty days before the response is so to be furnished to others, or as long in advance as possible if the situation does not permit such period of notice.

This response is limited by, and in accordance with, the ABA Statement of Policy Regarding Lawyers' Responses to Auditors' Requests for Information (December 1975); without limiting the generality of the foregoing, the limitations set forth in such Statement on the scope and use of this response (Paragraphs 2 and 7) are specifically incorporated herein by reference, and any description herein of any 'loss contingencies' is qualified in its entirety by Paragraph 5 of the Statement and the accompanying Commentary (which is an integral part of the Statement).

All pending litigation for which our firm has responsibility is discussed above. We know of no threatened litigation, and we know of no unasserted claims or liabilities. If you have any questions about this letter, please do not hesitate to contact me.

Very truly yours,

Edward S. Zusman

Cc: Alex Franks (VIA EMAIL) and Paul Gray (VIA FACSIMILE)